Results of Annual Meeting of Stockholders (unaudited)

 On April 18, 2017, the Annual Meeting of Stockholders of the Fund was held and the following matters were voted upon based on 13,084,235 shares of common stock outstanding on the record date of February 21, 2017.

(1)	To approve the election of six directors to hold office until the year 2018 Annual Meeting of Stockholders.

Name of Directors	For	Withhold	Broker Non-Votes
Ralph W. Bradshaw	10,299,063	570,092	0
Robert E. Dean	10,308,713	560,442	0
Edwin Meese III	10,236,484	632,670	0
Scott B. Rogers	10,297,910	571,245	0
Andrew A. Strauss	10,304,951	564,204	0
Glenn W. Wilcox, Sr.	10,284,345	584,809	0